

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of JEGI, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JEGI, LLC (the "Company") as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedule I (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of JEGI, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of JEGI, LLC's management. Our responsibility is to express an opinion on JEGI, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JEGI, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of JEGI, LLC's financial statements. The supplemental information is the responsibility of JEGI, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as JEGI, LLC's auditor since 2015.

KBL, LLP

KBL, LLP
New York, NY
January 28, 2021

1

535 Fifth Avenue, 30th Floor, New York, NY 10017 212.785.9700

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$	145,489
Prepaid expenses		1,667
Total Assets	$	147,156

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	9,252
Accounts payable to related parties		12,711
Total Liabilities		21,963
Member's equity		125,193
Total Liabilities and Member's Equity	$	147,156

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

JEGI, LLC (the "Company") was organized as a single member Limited Liability Company in November 2004, in the state of New York and is a wholly owned subsidiary of Jordan, Edmiston Group, Inc (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC). The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on September 1, 2005, the Central Registration Depository ("CRD") membership effective date. The Company advises media and information companies with respect to mergers and/or acquisitions involving the raising of capital and sale of stock. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp ("SIPC").

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Accounting basis
The Company uses the accrual basis of accounting for financial statements. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. No cumulative adjustment to member's equity was required, as no material arrangements prior to the adoption were impacted by the new pronouncement. The Company typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement, and a success fee to be paid out once the merger or acquisition (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes retainer fees in the period earned, with separate revenue recognition when the performance obligations have been satisfied. As of December 31, 2020, all fees recognized were for financial and banking advisory services provided.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Income Taxes

The Company is included in the federal income tax return filed by its parent. The parent's operations, exclusive of the Company, resulted in Federal and state tax liabilities. The Company's stand-alone results of operations generated no tax liability. Accordingly, no income tax expense has been allocated to the company on a separate reporting basis.

3. CONCENTRATION OF CUSTOMER REVENUES

For the year ended December 31, 2020, two clients accounted for 100% of the Company's revenue. The revenue percentages are 90% and 10%, respectively.

4. NET CAPITAL

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1.

As of December 31, 2020, the Company had net capital of $123,526, which exceeded required net capital of $5,000 by $118,526 and aggregate indebtedness of $21,963. The Company's aggregate indebtedness to net capital ratio was .18 to 1 as of December 31, 2020.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC.

5. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent whereby the Parent pays certain expenses, such as occupancy, supplies, equipment and salaries, on behalf of the Company for which the Parent is reimbursed or makes an allowance for treatment of such funds as non-cash capital contribution. These expenses are allocated to the company in accordance to the Agreement and the apportionment is based on reasonable allocation agreed by the parties. As of December 31, 2020, the Company allocated $415,532 in shared expenses and reimbursed the Parent $418,938. In addition, the Company made a cash distribution of profits in the amount of $992,697. As of December 31, 2020, amounts not yet reimbursed have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition, in the amount of $12,711.

6. COMMITMENTS AND CONTINGENCIES

Litigation
The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

7. COVID-19

During the year of 2020, Coronavirus Disease (COVID-19) has begun causing major disruptions to the economy. The financial impacts to the Company will likely result in significantly reduced revenues for at least the first quarter of 2021, and possibly beyond. Management is monitoring the situation closely and expects to make needed changes to its operations should circumstances warrant in order to mitigate any negative long-term financial impacts on the Company.

8. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2020, and January 28, 2021, when the financial statements were issued. There were no transactions or events that required disclosure as subsequent events.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

JEGI, LLC does not claim an exemption from SEC Rule 15c3-3 and is in reliance on footnote 74 to SEC Release 34-70073. The Company represents that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The Company's transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2020 without exception.



William Hitzig, Chief Compliance Officer



KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
of JEGI, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) JEGI, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which JEGI, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) JEGI, LLC stated that JEGI, LLC met the identified exemption provision throughout the most recent fiscal year without exception. JEGI, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JEGI, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KBL, LLP

KBL, LLP
New York, NY
January 28, 2021

11

535 Fifth Avenue, 30th Floor, New York, NY 10017 **212.785.9700**